FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number 001-15214

TRANSALTA CORPORATION
(Translation of registrant’s name into English)

110 - 12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

EXPLANATORY NOTE

This Form 6-K/A is being furnished solely for the purposes of correcting certain typographical errors contained within the annual integrated report for the year ended December 31, 2022 (the “Original Report”) that was originally furnished as an exhibit to the Form 6-K dated February 22, 2023. Specifically, page 268 of the Original Report incorrectly reported the percentage of land identified as having been disturbed as part of land reclamation (used in mining activities) as

0% and included a compost figure. The Amended and Restated Annual Report attached to this Form 6-K/A has corrected these typographical errors and now correctly identifies the percentage of land as having been disturbed as part of land reclamation (used in mining activities) as 38% and removes the reference to compost on page 268 (relatedly, the checkmark next to “compostable (tonnes)” on page 258 has also been removed). The Amended and Restated Annual Report attached to this Form 6-K/A as Exhibit 99.1 replaces the Original Report.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSALTA CORPORATION

/s/ Scott Jeffers
Scott Jeffers
Vice President and Corporate Secretary

Date: February 23, 2023

EXHIBIT INDEX

99.1	The Corporation’s 2022 Annual Integrated Report to Shareholders (as amended and restated), be and hereby is furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransAlta Corporation under the Securities Act of 1933, as amended.